UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-15955

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Inc.
821 17th Street
Denver, CO 80202

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — Modified Cash Basis
Statements of Changes in Net Assets Available for Benefits — Modified Cash Basis

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Schedule of Assets (Held at End of Year)

EXHIBIT INDEX

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
CoBiz Employees 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits — modified cash basis of the CoBiz Employees 401(k) Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits — modified cash basis for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental information were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of CoBiz Employees 401(k) Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Denver, Colorado
June 20, 2006

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
December 31, 2005 and 2004

	2005	2004

INVESTMENTS

Investment contract with insurance company	$2,707,621	$2,139,505
Investment in mutual funds	14,546,775	10,446,831
Investment in CoBiz common stock fund	5,235,695	6,043,839
Participant loans	348,518	268,178

NET ASSETS AVAILABLE FOR BENEFITS	$22,838,609	$18,898,353

See accompanying notes to the financial statements.
The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
For the Years Ended December 31, 2005 and 2004

	2005	2004

ADDITIONS TO NET ASSETS
Investment income:
Net appreciation in fair value of investments	$691,836	$3,418,377
Interest	108,180	77,806
	800,016	3,496,183
Contributions:
Participant	2,051,953	1,750,619
Employer	1,298,428	1,130,504
Rollover	848,065	727,479
	4,198,446	3,608,602

Total additions to net assets	4,998,462	7,104,785

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,031,914	365,266
Administrative expenses	26,292	19,430

Total deductions from net assets	1,058,206	384,696

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,940,256	6,720,089

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	18,898,353	12,178,264

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$22,838,609	$18,898,353

See accompanying notes to the financial statements.
The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. The Plan covers all full-time employees of CoBiz Inc. (the “Company”) who have attained age 21 and have worked for the Company for one month. The Plan was created on January 1, 1991 and restated on April 1, 2002 to comply with the recent rules and regulations for the General Agreement on Tariffs and Trade, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 collectively known as GUST. The Plan was also amended on January 1, 2001 to comply with the Economic Growth and Tax Relief Reconciliation Act. The Plan has designated the Standard Insurance Company as the Plan provider. The Reliance Trust Company was appointed to be custodian to maintain the Plan’s investment in CoBiz common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute from 1% up to the maximum amount allowed by law of their pretax annual compensation, as defined in the Plan or up to $14,000 and $13,000 in 2005 and 2004, respectively. If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $4,000 and $3,000 in 2005 and 2004, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen pooled separate accounts, a common stock fund and an insurance investment contract as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee. A participant’s eligible contribution equals the amount of the participant’s elective deferrals for the payroll period, which does not exceed 6% of a participant’s compensation for the payroll period. The match for 2005 and 2004 was a dollar for dollar match up to 6% of the employees’ compensation.

Participant Accounts

The Standard Insurance Company is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, Plan earnings are charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account and the earnings thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant. The loans bear interest at rates that range from 4.00% to 6.75% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

Forfeitures

All forfeitures, which occur pursuant to the Plan, shall be applied to offset expenses and employer contributions as such obligations accrue. In 2005 and 2004, the forfeitures applied against expenses were $19,677 and $13,432, respectively. For the years ended December 31, 2005 and 2004, employer contributions were reduced by $61,500 and $47,276, respectively, due to forfeitures. Forfeitures of terminated non-vested participant account balances available to offset future expenses and/or company contributions at December 31, 2005 and 2004 totaled $13,196 and $5,418, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time. Upon death of the participant, a lump sum benefit must be paid no later than December 31st of the 5th calendar year following the participant’s death.

Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later. If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. This basis of accounting is not in accordance with accounting principles generally accepted in the United States. Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting. Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting, as described in Note 2, may require management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value except for its investment contract which is valued at contract value with an insurance company. Quoted market prices are used to value investments. The insurance group annuity contract is valued daily at market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded when received.

Loans to participants are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays certain administrative expenses incurred in connection with the Plan. The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for investment alternatives in stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 — INVESTMENTS

The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the Plan’s net assets.

	2005	2004

Standard Insurance Company
Guaranteed Interest Fund	$2,707,621	$2,139,505
Standard Insurance Company
Pooled Separate Account:
Hotchkis Wiley Mid-Cap Value	1,428,800	1,247,702
T. Rowe Price Equity Income	n/a	984,960
Vanguard 500 Index	1,656,221	1,407,029
Federated Mid-Cap	1,649,071	1,261,489
T. Rowe Price Mid-Cap Growth	1,854,616	1,283,074
Harbor Capital Appreciation	1,592,012	1,084,787
Harbor International	1,346,982	n/a

CoBiz Common Stock Fund	5,235,695	6,043,839

During 2005 and 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated in value by $691,836 and $3,418,377, respectively. The detail for is as follows:

	2005	2004
Net appreciation / (depreciation) in value of investments
Mutual Funds	$1,248,286	$1,207,920
CoBiz Common Stock Fund	(556,450)	2,210,457
Total	$691,836	$3,418,377

The prior year’s presentation above has been revised for comparative purposes to agree to the current year’s presentation.

NOTE 4 — INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2002, the Plan entered into a benefit-responsive investment contract with Standard Insurance Company (Standard). Standard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Standard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk on the contract issuer or otherwise. The average crediting interest rates were 3.12% and 3.15% for 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a quarterly basis for resetting. The average yield was 3.76% and 3.64% for 2005 and 2004, respectively.

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

 NOTE 6 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 7 — ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated the Advisory Committee as the trustee of the Plan. Officers or employees of the Company performed certain administrative functions. No such officer or employee receives compensation from the Plan.

Administrative expenses, including the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.

NOTE 8 — SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan. The following subsidiaries of the Company are included in the Plan: CoBiz Inc., CoBiz Insurance, Inc., Green, Manning & Bunch, LTD., CoBiz Bank, N.A., Alexander Capital Management Group, LLC, and Financial Designs, Ltd.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2005 and 2004.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Units/ Shares	Value Per Unit/ Share	Current Value

* CoBiz Inc.	Common Stock Fund	305,110.4552	$17.16	$5,235,695

Plan’s Interest in Guaranteed Interest Fund

* Stable Asset Fund	Guaranteed Interest Fund	23,776.6398	113.88	2,707,621

Plan’s Interest in Mutual Funds

Harbor Bond	Mutual Fund	6,374.8256	98.71	629,275
T. Rowe Price Equity - Income	Mutual Fund	33,775.0561	32.57	1,099,986
Fidelity Balanced	Mutual Fund	6,209.7038	94.58	587,319
Hotchkis Wiley Large Cap Value	Mutual Fund	5,868.1204	69.29	406,631
Vanguard 500 Index	Mutual Fund	33,967.9033	48.76	1,656,221
Federated Mid-Cap	Mutual Fund	38,309.3622	43.05	1,649,071
Hotchkis Wiley Mid Cap Value	Mutual Fund	20,942.8219	68.22	1,428,800
TCW Galileo Select Equity I	Mutual Fund	13,158.5191	36.20	476,305
T. Rowe Price Mid-Cap Growth	Mutual Fund	29,785.3656	62.27	1,854,616
Harbor Capital Appreciation	Mutual Fund	45,517.7528	34.98	1,592,012
PIMCO Small Cap Index	Mutual Fund	8,379.5569	56.55	473,892
Vanguard Small Cap Index	Mutual Fund	5,377.6966	47.39	254,831
Vanguard Explorer	Mutual Fund	20,227.4112	42.63	862,391
Harbor International	Mutual Fund	17,576.8113	76.63	1,346,982
William Blair International Growth	Mutual Fund	4,933.2005	46.31	228,443
				14,546,775

* Participant loans				348,518

TOTAL PLAN ASSETS HELD FOR INVESTMENT				$22,838,609

*                    Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan

Date: June 29, 2006	By:	/s/ Darrell Schulte
Chairman of Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Clifton Gunderson LLP